COLUMBIA FUNDS VARIABLE SERIES TRUST II

50606 AMERIPRISE FINANCIAL CENTER

MINNEAPOLIS, MN 55474

Writer’s Direct Contact

(617) 385-9536

December 5, 2012

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Variable Series Trust II (the “Registrant”)
(File No. 333-184406)

Dear Mr. Cowan,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by email on November 5, 2012 in connection with the above-referenced registration statements on Form N-14, filed with the Commission on October 12, 2012 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). The Staff’s comments are set forth below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the registration statement.

1.	Facing Page

Comment. Please confirm supplementally that all requirements of Item 1 of Form N-14 are included on the facing page.

Response. The Registrant confirms that all requirements of Item 1 of Form N-14 are included on the facing page or cover pages of the prospectus, as permitted by Item 1.

2.	Overview of the Reorganization

a. Comment. Under the question, “Are my voting instructions important?”, the disclosure states that “these proposals generally cannot go forward without the approval of shareholders.” Please explain supplementally when the proposal can go forward without the approval of shareholders (Page 2).

Response. Although certain investment company mergers can be effected without shareholder approval, the proposals in this registration statement cannot go forward without shareholder approval. Accordingly, the word “generally” will be deleted from the referenced disclosure.

b. Comment. Please remove extraneous language. For example, under the question, “Will there be any changes to my fees and expenses as a result of the Reorganizations?” the disclosure states that “the expenses borne by Selling Fund shareholders would generally be the same or lower than expenses they currently bear” (Page 3). See also the “Comparison of Principal Risks” section (page 21) and the “Comparison of Principal Investment Strategies” section (page 25).

Response. For each proposal, total annual fund operating expenses (after fee waiver/expense reimbursement) are expected to be the same as or lower than those of the Selling Funds currently. Accordingly, the word “generally” will be deleted from the disclosure referenced above.

The Registrant believes that the disclosure in the “Comparison of Principal Risks” section and the “Comparison of Principal Investment Strategies” section is appropriate. The statement that these investment strategies and risks are generally the same, coupled with the more detailed language included in the comparison sections, satisfies the requirement of Item 3(c) to “briefly compare” the investment strategies and risks. Accordingly, the Registrant has not made further revisions to these sections.

3.	Transaction Costs

Comment. If any fund is expected to incur transaction costs to reposition the portfolio in connection with the reorganization, provide an estimate of the costs. Also, the costs should be reflected in the capitalization table and in the pro forma narrative as a reduction of the net assets of the combined fund.

Response. Although the Funds will have portfolio turnover (which may be substantial) in the ordinary course, Columbia Management does not anticipate that the Funds will incur material repositioning costs in connection with the Reorganizations. Accordingly, no repositioning costs are reflected in the capitalization table or in the pro forma narrative as a reduction of the net assets of the combined fund.

4.	Portfolio Turnover

Comment. We note a portfolio turnover rate over 100% for the funds involved in Proposal 1. Please confirm that active and frequent trading is addressed among the strategies along with any corresponding risks.

Response. The following disclosure is included in the Statement of Additional Information of the registration statement under “Information Regarding Risks and Investment Strategies – Risks – Portfolio Trading and Turnover Risk”: “The portfolio managers may actively and frequently trade securities in the fund’s portfolio to carry out its investment strategies. . . . High portfolio turnover may involve correspondingly greater expenses to the fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities.” In addition, the sentence immediately preceding the disclosure of portfolio turnover rate for Proposal 1 states that “[a] higher portfolio turnover rate may indicate higher transaction costs,” and similar disclosure regarding the Selling Fund is incorporated by reference through the Selling Fund’s prospectus. Accordingly, the Registrant believes that the use of active and frequent trading in carrying out the Funds’ investment strategies, and the risks associated with it, are addressed in the registration statement.

5.	Performance Table

a. Comment. Please delete the references to “before taxes” as they are not applicable to a fund offered through a variable insurance contract.

Response. The requested change will be made.

b. Comment. With respect to proposal 1, please include information about the additional index in the narrative. Instruction 2(b) to Item 4.

Response. The requested disclosure regarding the additional index will be added to the narrative.

c. Comment. Please delete the references to sales charges, since these are not charged to purchasers of the funds (1st and 4th paragraphs on page 23, last paragraph on page 34, 3rd paragraph on page 35).

Response. The requested changes will be made.

d. Comment. Please delete the second sentence under “Tables” on page 46, since only returns of the funds are shown.

Response. The requested change will be made.

e. Comment. Please delete “(adjusted to reflect higher class-related operating expenses, where applicable)” from the paragraph preceding the bar chart on page 46. Also, there does not appear to be a Class 3 of Columbia Variable Portfolio – Money Market Fund. Please advise or revise.

Response. The referenced parenthetical will be deleted. In accordance with the Staff’s position relating to the use of performance of an older share class in an offering of shares of a newer class, see, e.g., Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (pub. avail. Feb. 28, 1997), the performance shown for Class 1 shares of the Buying Fund includes the performance of Class 3 shares, which are not offered in this prospectus/proxy statement.

6.	Financial Highlights

Comment. In the narrative preceding the financial highlights tables, please state that the returns do not reflect separate account fees and expenses and that such charges would reduce total return figures.

Response. The following statement will be added to the narrative preceding the financial highlights tables:

“Total returns do not reflect fees and expenses, if any, imposed under your Contract which, if reflected, would reduce the total returns for all periods shown.”

7.	Exhibit B

Comment. Please confirm the percentages shown in the table on page B-1.

Response. The Registrant confirms the table on page B-1 will include the correct percentages in the definitive version of the registration statement.

8.	Statement of Additional Information

Comment. Since no pro forma financial statements are included, please replace “pro forma financial statements” with “pro forma financial information” in the table of contents and on page B-1 of the Statement of Additional Information. Since they are not included, please delete the references to the pro forma financial statements of Columbia Variable Portfolio – Mid Cap Growth Opportunity Fund and Columbia Variable Portfolio – Cash Management Fund from the table of contents and page B-1.

Response. The requested changes will be made.

9.	Accounting Survivor

Comment. Supplementally, please explain which fund will be the accounting survivor in Proposals 1 and 3.

Response. The Staff’s North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”) sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

The Registrant believes that the combined fund resulting from the Reorganizations described in each of Proposals 1 and 3 (each a “Combined Fund”) will most closely resemble the corresponding Buying Fund, and therefore the Buying Fund should be considered the surviving fund of the Reorganization, for the following reasons:

•

The Combined Fund will have investment objectives, policies and restrictions identical to those of the Buying Fund. These investment objectives, policies and restrictions are substantially similar to those of the Selling Fund, as discussed in the Prospectus/Proxy Statement.

•	The Buying Fund will be the legal survivor and the Combined Fund will continue to use the Buying Fund’s name.

•	For Proposal 3, the portfolio composition of the Combined Fund will more closely resemble that of the Buying Fund.

•	The Combined Fund will have the same investment adviser and portfolio management team as the Buying Fund.

•

The Selling Fund is smaller than the Buying Fund in each of Proposals 1 and 3. The Registrant has determined that the smaller asset size of the Selling Fund, together with the other factors set forth above, weigh in favor of the conclusion that the Buying Fund is the accounting survivor of the Reorganizations.

10.	Material Information

Comment. Please note that the filing has material information missing. Please confirm that all missing information, including all exhibits, will be filed by a post-effective amendment to the registration statement.

Response. The Registrant confirms that all material information, including all exhibits omitted from the registration statement, will be filed by a post-effective amendment to the registration statement.

9.	Tandy

Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registrant’s registration statement that is the subject of this letter. Each registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Each registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/S/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Variable Series Trust II